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                              December 15, 2022

       Cyril Lesser
       Chief Financial Officer
       Forbion European Acquisition Corp.
       4001 Kennett Pike, Suite 302
       Wilmington, Delaware 19807

                                                        Re: Forbion European
Acquisition Corp.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed April 14,
2022
                                                            Form 10-Q for the
quarterly period ended September 30, 2022
                                                            Filed November 10,
2022
                                                            File No. 001-41148

       Dear Cyril Lesser:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Notes to Financial Statements
       Note 4 - Private Placement, page F-15

   1. We note you have classified the 5,195,000 private placements warrants as equity. Please provide us with your
analysis under ASC 815-40 to support your accounting treatment for these warrants. As part
of your analysis, please address whether there are any terms or provisions in the
warrant agreement that provide for potential changes to the settlement amounts that are
dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those
provisions in accordance with the guidance in ASC 815-40. Your response should
address, but not be limited to, your disclosure that    If the Private
                                                        Placement Warrants are
held by holders other than the Sponsor or its permitted
                                                        transferees, the
Private Placement Warrants are redeemable by the Company in all
 Cyril Lesser
Forbion European Acquisition Corp.
December 15, 2022
Page 2
         redemption scenarios and exercisable by the holders on the same basis as the warrants included in the Units sold in the Public Offering."
General

2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
Form 10-Q for the quarterly period ended September 30, 2022

Signatures, page 31

3. We note that your Form 10-Q filings do not appear to have been signed by your principal financial or chief accounting officer. Please tell us how you have complied with General
         Instruction G to Form 10-Q or revise your filings to comply.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have any questions.



FirstName LastNameCyril Lesser                                 Sincerely,
Comapany NameForbion European Acquisition Corp.
                                                               Division of
Corporation Finance
December 15, 2022 Page 2                                       Office of Real
Estate & Construction
FirstName LastName